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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               Amendment No. 1 to
                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              SINTER METALS, INC.
                           (Name of Subject Company)

                              SINTER METALS, INC.
                      (Name of Person(s) Filing Statement)

                CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   82934Q101
                     (CUSIP Number of Class of Securities)
                            ------------------------

                               JOSEPH W. CARRERAS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              SINTER METALS, INC.
                                50 PUBLIC SQUARE
                           TERMINAL TOWER, SUITE 3200
                             CLEVELAND, OHIO 44113
                                 (216) 771-6700
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:
                           CHRISTOPHER M. KELLY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                  NORTH POINT
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939

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         This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on May 2, 1997, by Sinter Metals, Inc., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to a tender offer (the "Offer") by GKN Powder Metallurgy, Inc., a Delaware corporation (the "Purchaser"), which is a wholly-owned subsidiary of GKN Powder Metallurgy Holdings, Inc., a Delaware corporation (the "Parent"), for all of the outstanding shares of Class A and Class B Common Stock, par value $.001 per share, of the Company for $37.00 per share in cash. The purpose of this Amendment No. 1 is to amend and supplement Item 8 of the Schedule 14D-9, as set forth below. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

         8. Additional Information To Be Furnished.

         On May 9, 1997, the Company, Purchaser and Parent were notified that they had been granted early termination of the waiting period under the HSR Act applicable to the Offer.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SINTER METALS, INC.



                                   /s/ Joseph W. Carreras
                                   --------------------------
                                   Name:  Joseph W. Carreras
                                   Title: Chairman and Chief
                                          Executive Officer



Date:  May 21, 1997